EXHIBIT 99.1

December 2, 2021 | VANCOUVER, BC

Sandstorm Gold Royalties
Provides Asset Update

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide an update of recent developments from the Company’s royalty portfolio.

First Majestic Releases Updated Santa Elena Mine Plan; Sandstorm Updates SHort-Term Production Guidance

In late November, First Majestic Silver Corp. (“First Majestic”) released an updated Technical Report for the Santa Elena Mine in Mexico, which incorporates production from the nearby Ermitaño project. Sandstorm’s gold stream on the Santa Elena mine does not cover the Ermitaño project. The updated mine plan outlines processing of both Ermitaño and Santa Elena material starting in 2022, reducing expected annual production from the Santa Elena mine. Expected attributable production to Sandstorm from the Santa Elena gold stream has been reduced starting in 2022.

Considering the expected reduction in attributable gold equivalent ounces from the Santa Elena gold stream, Sandstorm is updating its short-term guidance (2022-2024) to approximately 63,000 gold equivalent ounces per year. Long-term guidance remains unchanged at 125,000 gold equivalent ounces by 2025.

For more information on the Santa Elena project and updated Technical Report, visit the First Majestic website at www.firstmajestic.com and see the press release dated November 24, 2021.

Equinox Releases PFS for Aurizona Expansion

Equinox Gold Corp. (“Equinox Gold”) released a Pre-Feasibility Study in September 2021 for an expansion to the Aurizona mine through the development of an underground mine and additional satellite open-pit deposits, which would be operated concurrently with the existing open-pit mine. The assessment outlines total production of 1.5 Moz gold over an 11 year mine life. Average annual production over the mine life is 137,000 ounces, with peak production between 2026–2029, expected to average greater than 160,000 ounces per year.

The Aurizona Proven & Probable Mineral Reserves increased 73% to 1.66 Moz gold (contained in 32.3 Mt at 1.6 grams per tonne (“g/t”) gold with a cut-off grade of 0.35-0.47 g/t for open-pit and 1.8 g/t gold for underground, effective date of June 30, 2021) compared to previously stated Mineral Reserves from December 31, 2019. Measured & Indicated Resources (exclusive of reserves) increased to an estimated 868,000 ounces contained in 18.1 Mt at 1.5 g/t gold (cut-off grade of 0.3 g/t for open pit and 1.0 g/t for underground resources, effective date of June 30, 2021).

For more information, visit the Equinox Gold website at www.equinoxgold.com and see the press release dated September 20, 2021. Sandstorm has a 3%-5% sliding scale NSR royalty on the Aurizona project. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR.

Antipa Intersects 1.7 g/t Gold and 0.21% Copper Over 172.0 Metres at Minyari Deposit

Antipa Minerals Limited (“Antipa”) has released results from their 2021 drill program on the Minyari deposit at the North Telfer project in Western Australia. The drill program has been focused on testing for extensions from existing resources, infill drilling, and exploring for new zones of mineralization. Given the success of the program in October 2021, Antipa expanded the drill program from 21,000 metres to 45,000 metres.

Highlighted drill results include:

•	21MYC0216: 172.0 metres of 1.7 g/t gold and 0.21% copper from 230.0 metres;
•	21MYC0221: 77.0 metres of 1.3 g/t gold, 0.41% copper, and 1.1 g/t silver from 85.0 metres;
•	21MYC0233: 134.0 metres of 1.7 g/t gold and 0.30% copper from 212.0 metres; and
•	21MYC0235: 30.0 metres of 3.0 g/t gold and 0.14% copper from 149.0 metres.

Intersections are downhole lengths; true widths are not known with certainty. For more information and complete drill results, visit the Antipa website at www.antipaminerals.com.au and see the press releases dated July 20, 2021 and October 5, 2021. Sandstorm has a 1.0% NSR on the North Telfer project.

ERdene Intersects 33.5 g/t Gold Over 8 Metres at Dark Horse Mane Discovery

Erdene Resource Development Corporation (“Erdene”) released results from their follow-up drill program at the Dark Horse deposit. The Dark Horse deposit was discovered in early 2021 and is located 2.4 kilometres north of the Bayan Khundii Gold project. This discovery is the most significant area of gold mineralization in Erdene’s Khundii Gold District since the discovery of the Bayan Khundii gold deposit.

To date, Erdene has completed 14,681 metres of drilling in 128 holes at the greater Dark Horse prospect, covering an area of approximately 4.6 kilometres by 2.6 kilometres. The recent drilling confirmed a high-grade oxide zone starting at surface and is open at depth and along strike. Further follow-up drilling at Dark Horse is expected to commence in late Q4-2021.

Highlighted drill results include:

•	ADD-146: 17.0 metres of 16.7 g/t gold from 15.0 metres, including 8.0 metres of 33.5 g/t gold;
•	ADD-137: 24.5 metres of 9.4 g/t gold from 1.5 metres;
•	ADD-138: 25.0 metres of 6.1 g/t gold from 18.0 metres; and
•	ADD-136: 30.0 metres of 5.6 g/t gold from 6.0 metres.

Reported intervals are downhole apparent widths; true widths are not known. For more information and complete drill results, visit the Erdene website at www.erdene.com and see the press release dated November 17, 2021. Sandstorm has a 1.0% NSR on the Bayan Khundii project.

QP Qualified Person	Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the scientific and technical information in this press release.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm Gold Royalties is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. The Company has acquired a portfolio of 229 royalties, of which 28 of the underlying mines are producing. Sandstorm Gold Royalties plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the “SEC”) set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the expectation that various closing conditions of the Vatukoula Stream will be met, the expectation that the Vatukoula Stream will close, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, including changes to production guidance, the offer and sale of Common Shares under the at-the-market equity program (the "ATM Program"), including the timing and amounts thereof, the use of any proceeds from the ATM Program, and statements with respect to the Company’s proposed normal course issuer bid (“NCIB”) and the number of Common Shares that may be purchased under the NCIB. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2020 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.